Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

September 16, 2009

BY EDGAR AND MESSENGER

Ms. Amanda Ravitz
Legal Branch Chief
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	Echo Global Logistics, Inc.
Registration Statement on Form S-1
Filed on April 30, 2008
Amendment No. 1 filed on June 9, 2008
Amendment No. 2 filed on June 27, 2008
Amendment No. 3 filed on August 4, 2008
Amendment No. 4 filed on July 24, 2009
Amendment No. 5 filed on August 26, 2009
Amendment No. 6 filed on September 16, 2009
File No. 333- 150514

Dear Ms. Ravitz:

        On behalf of Echo Global Logistics, Inc. (the "Company"), enclosed for your review is Amendment No. 6 to the Company's Registration Statement on Form S-1 (Registration No. 333-150514) (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on April 30, 2008, amended by Amendment No. 1 to the Registration Statement filed with the Commission on June 9, 2008, amended by Amendment No. 2 to the Registration Statement filed with the Commission on June 27, 2008, amended by Amendment No. 3 to the Registration Statement filed with the Commission on August 4, 2008, amended by Amendment No. 4 to the Registration Statement filed with the Commission on July 24, 2009 and amended by Amendment No. 5 to the Registration Statement filed with the Commission on August 26, 2009. An electronic version of Amendment No. 6 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 6 has been marked to reflect changes made to Amendment No. 5 to the Registration Statement.

        Set forth below are the responses of the Company to the comments of the Staff contained in the Staff's letter to the Company, dated September 9, 2009, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff's letter has been reproduced in italicized type herein.

Contractual Obligations, page 48

Comment No. 1

        We note from your response to our prior comment 10 that you have revised your table of contractual commitments to include disclosure of the contingent consideration that may become payable in future periods under the terms of your various acquisition transactions. In light of the fact that the amount included in the table is an aggregate amount representing potential contingent consideration from three acquisitions, please revise to either break out the amounts that may be owed and how they will be determined, or reference a specific page or section in your filing that includes this information.

Response:

        The Company has revised the disclosure on pages 49 and 50 to separately list the amounts of potential contingent consideration that may be owed in connection with the three acquisitions. The Company has also included cross-references to pages 31 and 32, which contain disclosure regarding how the amounts of potential contingent consideration will be determined.

Note 8.  Intangibles and Other Assets, page F-17

Comment No. 2

        We note from your response to our prior comment 17 that you temporarily postponed the initial offering process in the fourth quarter of 2008 and resumed the process in the first quarter of 2009. In light of the timing of the resumption of the offering process, please explain to us why you did not file your next amendment to Form S-1 until the end of July 2009 (the third quarter of 2009). Given the significant amount of time between the postponement and resumption of your initial public offering, we continue to have concern as to the appropriateness of the offering costs capitalized at December 31, 2008. Please revise to expense any offering costs incurred prior to the postponement of the offering in the fourth quarter of 2008, or alternatively, provide us more details of why you believe the capitalization of these costs is appropriate. Please refer to SAB Topic 5A.

Response:

        The Company's costs that were capitalized as offering costs at December 31, 2008 were specific, incremental costs directly attributable to preparing for the Company's proposed initial public offering, including legal fees and expenses, accounting fees and expenses and printing fees and expenses in accordance with SAB Topic 5A. These costs were incurred from November 2007 through December 2008, and do not include costs incurred by the Company in its normal course of business.

        The Company advises the Staff that, although its initial public offering process was temporarily postponed from October 2008 to January 2009 due to, among other things, market conditions in the global capital markets, the initial public offering process was not aborted at any time between November 2007 and today. Specifically, the Company advises the Staff that:

  •
  In November 2007, the Company engaged Goldman Sachs & Co. and Citigroup Global Markets Inc. as underwriters for its initial public offering.

  •
  In February 2008, the Company replaced Goldman Sachs & Co. with Lehman Brothers Inc., which delayed the filing of its Registration Statement.

  •
  In April 2008, the Company filed its Registration Statement with the Commission.

  •
  The Company filed Amendment No. 1 to the Registration Statement with the Commission on June 9, 2008, Amendment No. 2 to the Registration Statement with the Commission on June 27, 2008 and Amendment No. 3 to the Registration Statement with the Commission on August 4, 2008.

  •
  In August 2008, the Commission advised the Company that it had no further comments on the Registration Statement.

  •
  By August 2008, market conditions in the global capital markets had significantly deteriorated. The Company determined, in consultation with the underwriters, to evaluate market conditions for its initial public offering after the Labor Day holiday.

  •
  In September 2008, market conditions in the global capital markets continued to deteriorate.

  •
  In September 2008, Lehman Brothers Inc., one of the Company's underwriters, filed for Chapter 11 bankruptcy protection.

  •
  On October 23, 2008, in light of the uncertainty relating to one of the Company's other underwriters and the volatility and instability in the global capital markets, among other factors, the Company determined to temporarily postpone its initial public offering process. The Company also determined that a withdrawal of its Registration Statement would not be appropriate because it intended to proceed with its initial public offering if market conditions permitted.

  •
  From October 2008 to January 2009, the Company continued to monitor market conditions for its initial public offering and the stability of various underwriters.

  •
  In January 2009, the Company started to prepare for its 2008 audit, and began to update the Registration Statement accordingly to resume its initial public offering process.

  •
  During the 2008 audit process, the Company had discussions and met with several potential underwriters to replace Lehman Brothers Inc., including Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC, and representatives of the Company continued to receive updates regarding market conditions for its initial public offering.

  •
  As described in the Company's response to Comment No. 16 in its letter to the Staff dated August 26, 2009, in preparing the Company's financial statements for 2008, the Company identified errors in certain accounts payable and prepaid expense balances that caused it to restate its consolidated financial statements for the year ended December 31, 2007 and the six months ended June 30, 2008.

  •
  In May 2009, the Company engaged Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC as underwriters for its initial public offering, and determined, in consultation with the underwriters, to wait to file Amendment No. 4 to the Registration Statement until its consolidated financial statements for the six months ended June 30, 2009 were completed and reviewed by the Company's independent public accounting firm.

  •
  Due to the significant delays caused by the restatement to its financial statements, the Company was not able to incorporate its 2008 financial statements into the Registration Statement until the 2008 audit was completed by the Company's independent public accounting firm in June 2009.

  •
  In June and July 2009, the Company continued to update the Registration Statement.

  •
  The Company filed Amendment No. 4 to the Registration Statement with the Commission on July 24, 2009 and Amendment No. 5 to the Registration Statement with the Commission on August 26, 2009.

        Although the timing of the Company's initial public offering has been affected by market conditions in the global financial markets, especially in the fourth quarter of 2008, and the delay associated with the restatement to certain of its financial statements, the Company never abandoned its plans to complete its initial public offering. Because its initial public offering was temporarily postponed from October 2008 to January 2009, but not aborted at any time since its inception, the Company respectfully submits that it was appropriate to capitalize these offering costs at December 31, 2008 in accordance with SAB Topic 5A.

Note 13.  Earnings (Loss) Per Share, page F-26
—Pro Forma Earnings Per Share, page F-27

Comment No. 3

        We note from your response to our prior comment 19 that you will revise Note 13 once the information becomes available. Please revise your disclosure stating that the shares used in computing pro forma earnings per share for the year ended December 31, 2008 have been adjusted to reflect             shares assumed to have been issued resulting in proceeds to pay for the accrued preferred stock dividends. Please also revise your pro forma earnings per share calculation to include the appropriate amount of these shares.

Response:

        The Company has revised Note 13 on page F-26 to reflect the number of shares assumed to have been issued resulting in proceeds to pay for the accrued preferred stock dividends. The Company has also revised its pro forma earnings per share calculation on page F-46 to include the appropriate amount of these shares.

Note 14.  Stock-Based Compensation Plans, page F-28

Comment No. 4

        We note from your response to our prior comment 20 that you used the simplified method under SAB 110 to calculate the expected term of options granted. Please revise your disclosure in Note 14 to include the additional disclosures required by SAB 110 when the simplified method is used. These disclosures include the use of the method, the reason why the method was used, and the periods for which the method was used if the method was not used in all periods. Please also revise Note 8 to the interim financial statements for the six months ended June 30, 2009 accordingly.

Response:

        The Company has revised Note 14 on page F-27 and Note 8 on page F-47 to include the additional disclosures required by SAB 110.

Unaudited Financial Statements of Echo Global Logistics, Inc. for the six months ended June 30. 2009

Note 11.  Subsequent Events, page F-50

Comment No. 5

        We note from your response to our prior comment 30 that the necessary accounting information remains unavailable. If the information becomes available prior to the effectiveness of your Form S-1, please revise to include the disclosures required by paragraph 68 of SFAS No. 141(R) with respect to the purchase of FMI, as applicable.

Response:

        The Company advises the Staff that the necessary accounting information remains unavailable. The Company undertakes to provide the information requested by the Staff prior to the effectiveness of the Registration Statement if it becomes available prior to that time.

Unaudited Financial Statements of RayTrans Distribution Services for the three months ended March 31, 2009

Comment No. 6

        We note that your statement of operations presents the line items "loss from operations" and "net loss." However, it appears that these amounts represent income, rather than loss. Please revise as appropriate.

Response:

        The Company has revised the Unaudited Financial Statements of RayTrans Distribution Services, Inc. for the three months ended March 31, 2009 on pages F-89 and F-90 to reflect that these amounts represent income, rather than loss.

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 2008

Footnote (7)

Comment No. 7

        We note from your response to our prior comment 39 that the adjustment was calculated by determining the time value of the contingent consideration at the applicable dates. Please tell us, and revise your disclosure to include the rates and significant assumptions used in determining the time value of the contingent consideration.

Response:

        The Company has revised Note 7 on page F-100 and Note 7 on page F-104 to disclose the rates and significant assumptions used in determining the time value of the contingent consideration. The Company advises the Staff that the pro forma adjustment reflects the interest accretion related to contingent consideration assuming interest rates ranging from 5% to 13% and probability assumptions ranging from 80% to 90%. No other changes in fair value were assumed.

Footnote (8), page F-99 and F-103

Comment No. 8

        We note from your response to our prior comment 35 that you have revised the pro forma statement of income to include an adjustment for the increase in your legal and financial compliance costs and the costs of the related legal, accounting and administrative activities resulting from becoming a publicly traded company. Please revise your disclosure in footnote (8) to indicate how you determined or calculated the amount of the adjustment.

Response:

        The Company has revised Note 8 on page F-100 and Note 8 on page F-104 to indicate that, in determining the amount of the adjustment, the Company obtained third party quotes for directors' and officers' insurance and for the provision of services to assist the Company in complying with the Sarbanes Oxley Act of 2002, as amended ("Sarbanes Oxley"), and relied on members of the Company's management team with prior public company experience. The Company advises the Staff that the $1.4 million adjustment includes $300,000 for directors' and officers' insurance, $150,000 for internal compliance with Sarbanes Oxley, $350,000 for an outside consultant in connection with Sarbanes Oxley compliance, $250,000 for legal expenses, $75,000 for quarterly audit reviews, $75,000 for auditor review in connection with Sarbanes Oxley compliance and $200,000 for miscellaneous expenses.

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Six Months Ended June 30, 2009

Comment No. 9

        We note from your response to our prior comment 41 that for the five months ended May 31, 2009 the unaudited income statement of RayTrans Distribution Services, Inc. excludes the results of the three VIES and therefore no adjustments are needed to remove these entities in the pro forma financial statements. Please revise the introductory section to your unaudited pro forma condensed consolidated statement of income for the six months ended June 30, 2009 to include this disclosure.

Response:

        The Company has revised the introductory section to its unaudited pro forma condensed consolidated statement of income for the six months ended June 30, 2009 on page F-101 to reflect that the unaudited income statement of RayTrans Distribution Services, Inc. excludes the results of the three VIES, and, therefore, no adjustments are needed to remove these entities in the pro forma financial statements.

Other

Comment No. 10

        The financial statements should be updated, as necessary, to comply with Rule 312 of Regulation S-X at the effective date of the registration statement.

Response:

        The Company undertakes to update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

**********

        If you have any questions regarding any of the responses in this letter or Amendment No. 6, please call me at (312) 558-5924 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,
/s/ Matthew F. Bergmann
Matthew F. Bergmann

Enclosure

cc:	Linda Cvrkel
Claire Erlanger
Douglas R. Waggoner
David B. Menzel
Steven J. Gavin
Jeffrey S. Wright